Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER REPORTS HIGH GRADE GOLD AND SILVER SAMPLE RESULTS FROM UNDERGROUND SAMPLING AT MONTERDE

Unmined Section Yields Average of 6.2g/t Gold Eq. over 1.8m Width for 81m Strike of Level 1 of Hilos

December 20, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) is pleased to announce the first set of results from its underground rehabilitation and sampling program within the historic Los Hilos level 0 and 1 underground workings of the Carmen deposit at the 100% owned Monterde gold-silver project in Chihuahua, Mexico. Assay results from levels 0 and 1 at Hilos show significant gold and silver mineralization remaining in the historic workings in areas of the vein structure that were not removed by mining in the 1930’s and 1940’s. The highest precious metal values were associated with banded epithermal quartz veining, stockworks and stronger silicification. The continuity of these high grade zones over significant strike lengths supports the potential for similar continuity of high grade zones intersected in other areas of the Carmen deposit.

Highlights from the sampling program are as follows:

Sample Number	Sample Location	True Width (m)	Gold g/t	Silver g/t	Gold Eq* g/t
702162D**	Hilos 0	0.9	16.9	286	22.3
702191D	Hilos 0	1.2	28.1	299	33.8
702192D	Hilos 0	1.0	6.5	434	14.7
702277D	Hilos 1	0.4	32.7	818	48.3
702289D	Hilos 1	0.7	23.3	803	38.6
702271D	Hilos 1	0.9	23.2	336	29.6
702256D	Hilos 1	1.3	7.4	1205	30.3
* Gold equivalent or Gold Eq g/t is based on a silver:gold ratio of $27/$1420 with no adjustment for estimated metallurgical recoveries
** Horizontal Samples are estimate between 80-100% of true width.

The sampling on the upper adit (Level 1) in the unmined section beyond the last historic stope yielded a weighted average grade of 2.7 g/t gold and 181 g/t silver (6.2 g/t gold equivalent over 1.8 metres average sample width (true width) representing 81 metres of strike length along the vein (see Figures 3). Sections of the vein that were not mined out by the operators in the 1940’s on the lower Hilos 0 level included 15 metres of strike averaging 2.2 g/t gold, 79.0 g/t silver (3.7 g/t gold equivalent) and 18 metres of strike averaging 6.0 g/t gold, 201.6 g/t silver (9.8 g/t gold equivalent (see Figure 2). See Appendix I for detailed sample data. The mined sections of these levels could not be sampled as they were fully stoped out, but suggest attractive grades were present in these areas too.

“Results from the underground sampling of the historic adits of the Hilos structure have provided us with an increased level of confidence in the grade and continuity of the high grade zones of gold-silver mineralization within the Carmen deposit,” reported Gordon Cummings, President and CEO of Kimber

Resources. “The assay results from Hilos Level 1 historic adit exceeded our expectations, with excellent gold-silver grades within a structure that shows strong visual continuity supported by geology and assay analysis. Results from Hilos Level 0 returned good gold and silver values despite historic mining efforts targeting mineralization in that area. These underground assay results will provide good additional information on the gold-silver mineralization of Hilos as we proceed towards a pre-feasibility study in 2013.”

The sampling results at Hilos have successfully provided valuable information including:

1.	Support of continuity of the high grade mineralization on the Hilos vein structure between the old mine workings.
2.	Distribution of gold and silver within the mineralized zones on the Hilos structure.
3.	Mineralization controls, both structural and geological.
4.	Ground conditions for mine development planning and economics.

The underground work program initiated at the Carmen deposit was aimed at providing more than 1,000 metres of underground access to high-grade gold-silver mineralized structures, including the Carmen and Hilos structures (see figures 2 and 3 below). Thus far access has been achieved within all four of the targeted adits and total access exceeds 965 metres within the historic underground mine workings. Levels rehabilitated currently include Hilos Mine levels 0 and 1 and Carmen Mine levels 1 and 3. Assay results have been received for sampling on the Hilos levels 0 and 1. Sampling of the Carmen 1 level was completed in early December and the assays are pending. Rehabilitation and sampling continues on the Carmen Level 3 workings.

Figures 1-3 show the spatial relationship of the historic workings with relation to the proposed Open Pit as outlined in the 2011 Preliminary Economic Assessment (the “PEA”). While the levels being sampled are within the proposed Open Pit, the sampling and mapping will provide important insight on development of the same vein structures below the proposed pit bottom. This information will be incorporated into the ongoing economic and engineering studies of the Carmen deposit development alternatives.

Historic production of gold and silver ores from the Monterde underground mine took place between 1937 and 1944. Total ore production has been estimated at 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver. The mining cut-off grade is reported to have been approximately 15.0 g/t gold. All of the ore produced was oxide in nature. Historic mining depths were greater than 250 metres vertical. Production was from two underground mines located on two separate shears, Carmen and Los Hilos, separated by an east-west distance of approximately 150 metres.

The larger of the two mines was centred on the Carmen Shear. Production was accessed from three main surface adits connecting with four internal shafts and raises connected to multiple levels with stopes on four ore shoots. The stoped areas vary in strike length from 30 metres to over 90 metres. Down dip extent of the stopes ranges from 60 metres in the “Number 2 Orebody” to over 250 metres in the “Number 3 Orebody”. The average stope width was 2 metres, although drilling has encountered stopes as wide as 6 metres true width. The smaller mine was located on the Los Hilos Shear. The Los Hilos mine was stoped along a strike length of 45 m and over a depth of approximately 100 metres. Stope widths on the Los Hilos Shear averaged approximately 1.5 metres wide.

Sampling Program Description and QA/QC

Sampling within the underground workings included diamond saw channel sampling, taken in compliance with the Company’s core drilling QA/QC protocol, and have been analyzed for gold, silver and trace elements with ALS Chemex laboratory. The vein exposures in the back (roof) and face of the workings are sampled in stations perpendicular to the strike of the structure, with the widths of the individual samples determined by the mineralization and alteration. Sample stations include one to four continuous channel samples, with the hanging wall, vein and footwall mineralization separated into individual samples. Sample stations are spaced at approximately 2 metre intervals along the vein except in areas where historic mining has removed the vein. Minimum sample width was 0.4 metres and maximum was 2.0 metres. The cross cut drifts were sampled along waist high horizontal channel samples, with sample widths again determined by mineralization, but typically on 1.5 metre intervals. The data is being compared to the drill data in the area of the sampling for validation crosschecks and to analyze trends where stronger gold-silver mineralization occurs. Sample widths reported are true thicknesses except for horizontal crosscut samples which are approximately 80-100% of true thickness. Duplicate channel samples were taken for each 20th sample with blank and standard samples inserted in the sample stream.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the recently filed 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR.There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. David R Hembree, Vice President Exploration of the Company. The exploration activities at the Monterde project site are now carried out under the supervision of Mr. David R Hembree, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed herein. He has determined that the laboratory reports matched the underground sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the mine and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Over limit gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in this news release and on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC.U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Figure 1: Carmen Deposit Showing Historic Workings: Carmen and Hilos Structures

Figure 2: Hilos Level 0

Figure 3: Hilos Level 1

APPENDIX I

Hilos Level 0: Sample Stations Including Individual Samples

Sample Number	Sample width* (m)	Gold g/t	Silver g/t	Au Eq.** g/t	Sample Location
Station 01 – Station 16: NSR, Adit does not trace Hilos vein.
Horizontal Station 17 (horizontal samples)
H1: 6.8 m @ 2.35 g/t Gold, 64.7 g/t Silver for 3.6 g/t Au Eq.**
702159D	0.90	0.07	29.4	0.6	Hilos 0
702160D	0.80	0.26	26.8	0.8	Hilos 0
702162D	0.90	16.90	286.0	22.3	Hilos 0
702163D	0.50	0.19	59.9	1.3	Hilos 0
702164D	1.20	0.18	25.3	0.7	Hilos 0
702165D	1.20	0.08	33.5	0.7	Hilos 0
702166D	1.30	0.06	26.4	0.6	Hilos 0
H2: 3.9 m @ 0.09 g/t Gold, 44.2 g/t Silver for 0.9 g/t Au Eq.**
702167D	1.30	0.08	21.7	0.5	Hilos 0
702168D	1.10	0.04	43.1	0.9	Hilos 0
702169D	0.50	0.36	75.4	1.8	Hilos 0
702170D	1.00	0.04	59.1	1.2	Hilos 0
H3: 2.7 m @ 0.04 g/t gold, 39.0 g/t Silver for 0.8 g/t Au Eq.**
702171D	1.50	0.05	35.4	0.7	Hilos 0
702172D	1.20	0.03	43.4	0.9	Hilos 0
Station 18 : 1.6 m @ 0.57 g/t Gold, 35.9 g/t Silver for 1.3 g/t Au Eq.**
702174D	0.80	1.08	50.1	2.0	Hilos 0
702175D	0.80	0.06	21.7	0.5	Hilos 0
Station 22: 1.2 m @ 1.46 g/t gold, 91.6 g/t silver for 3.2 g/t Au Eq.**
702176D	1.20	1.46	91.6	3.2	Hilos 0
Horizontal Station 23: 7.0 m @ 0.12 g/t gold, 34.5 g/t silver for 0.8 g/t Au Eq.**
702177D	2.00	0.19	32.4	0.8	Hilos 0
702178D	1.60	0.06	32.8	0.7	Hilos 0
702179D	1.70	0.09	38.5	0.8	Hilos 0
702180D	1.70	0.14	34.6	0.8	Hilos 0
Station 24: 1.4 m @ 1.02 g/t gold, 56.3 g/t silver for 2.1 g/t Au Eq.**
702181D	1.40	1.02	56.3	2.1	Hilos 0
Station 25: 1.6m @ 5.02 g/t gold, 64.0 g/t silver and 6.2 g/t Au Eq.**
702182D	1.60	5.02	64.0	6.2	Hilos 0
Station 26: 1.4 m @ 1.21 g/t gold, 90.3 g/t silver for 2.9 g/t Au Eq.**
702183D	1.40	1.21	90.3	2.9	Hilos 0

Station 27: 0.6m @ 0.89 g/t gold, 120 g/t silver for 3.2 g/t Au Eq.**
702185D	0.6	0.89	120	3.2	Hilos 0
Station 30: 1.2m @ 0.14 g/t gold, 44.7 g/t silver for 1.0 g/t Au Eq.**
702186D	1.2	0.14	44.7	1.0	Hilos 0
Station 35: 0.8m @ 1.45 g/t gold, 40.6 g/t silver for 2.2 g/t Au Eq.**
702187D	0.8	1.45	40.6	2.2	Hilos 0
Station 39: 1.3m @ 1.00 g/t gold, 49.7 g/t silver for 1.9 g/t Au Eq.**
702188D	1.3	1.00	49.7	1.9	Hilos 0
Station 40: 1.5m @ 0.19 g/t gold, 53.6 g/t silver for 1.2 g/t Au Eq.**
702189D	1.5	0.19	53.6	1.2	Hilos 0
Station 41: 0.7m @ 0.47 g/t gold, 78.4 g/t silver for 2.0 g/t Au Eq.**
702190D	0.7	0.47	78.4	2.0	Hilos 0
Station 44: 1.2m @ 28.10 g/t gold, 299.0 g/t silver for 33.8 g/t Au Eq.**
702191D	1.2	28.10	299.0	33.8	Hilos 0
Station 45: 1.0m @ 6.47 g/t gold, 434.0 g/t silver for 14.7 g/t Au Eq.**
702192D	1.0	6.47	434.0	14.7	Hilos 0
Station 46: 1.3m @ 1.16 g/t gold, 164.0 g/t silver for 4.3 g/t Au Eq.**
702193D	1.3	1.16	164.0	4.3	Hilos 0
Station 47: 1.2m @ 0.24 g/t gold, 74.6 g/t silver for 1.7 g/t Au Eq.**
702194D	1.2	0.24	74.6	1.7	Hilos 0
Station 48: 1.4m @ 4.37 g/t gold, 208.0 g/t silver for 8.3 g/t Au Eq.**
702196D	1.4	4.37	208.0	8.3	Hilos 0
Station 49: 0.7 m @ 1.25 g/t gold, 202.0 g/t silver for 5.1 g/t Au Eq.**
702197D	0.7	1.25	202.0	5.1	Hilos 0
Station 50: 1.5m @ 0.25 g/t gold, 97.6 g/t silver for 2.1 g/t Au Eq.**
702198D	1.5	0.26	97.6	2.1	Hilos 0
Station 52: 1.7m @ 0.51 g/t gold, 98.4 g/t silver for 2.4 g/t Au Eq.**
702199D	1.7	0.51	98.4	2.4	Hilos 0
Station 53: 1.4m @ 2.07 g/t gold, 52.5 g/t silver for 3.1 g/t Au Eq.**
702200D	1.4	2.07	52.5	3.1	Hilos 0
Station 54: 1.7m @ 0.17 g/t gold, 30.9 g/t silver for 0.8 g/t Au Eq.**
702201D	1.2	0.20	35.2	0.9	Hilos 0
702202D	0.5	0.13	20.7	0.5	Hilos 0
Station 55: 1.4m @ 0.62 g/t gold, 27.6 g/t silver for 1.1 g/t Au Eq**
702203D	1.4	0.62	27.6	1.1	Hilos 0
Station 59: 1.4m @ 1.52 g/t gold, 99.0 g/t silver for 3.4 g/t Au Eq.**
702204D	1.4	1.52	99.0	3.4	Hilos 0
Station 60: 1.7m @ 0.42 g/t gold, 42.0 g/t silver for 1.2 Au Eq.**
702206D	1.7	0.42	42.0	1.2	Hilos 0
Station 61: 1.3m @ 2.21 g/t gold, 98.0 g/t silver for 4.1 g/t Au Eq.**

702207D	1.3	2.21	98.0	4.1	Hilos 0
Station 62: 1.2 m @ 0.07 g/t gold, 54.1 g/t silver for 1.1 g/t Au Eq.**
702208D	1.2	0.07	54.1	1.1	Hilos 0
Station 67: 0.8 m @ 3.72 g/t gold, 40.9 g/t silver for 4.5 g/t Au Eq.**
702209D	0.8	3.72	40.9	4.5	Hilos 0
Station 68: 0.8 m @ 3.92 g/t gold, 84.4 g/t silver for 5.5 g/t Au Eq.**
702210D	0.8	3.92	84.4	5.5	Hilos 0
Station 69: 1.5 m @ 0.63 g/t gold, 48.3 g/t silver for 1.5 g/t Au Eq.**
702211D	1.5	0.63	48.3	1.5	Hilos 0
Station 70: 1.2 m @ 0.16 g/t gold, 47.8 g/t silver for 1.1 g/t Au Eq.**
702212D	1.2	0.16	47.8	1.1	Hilos 0
Station 71: 1.1 m @ 0.86 g/t gold, 33.2 g/t silver for 1.5 g/t Au Eq.**
702213D	1.1	0.86	33.2	1.5	Hilos 0
Station 72: 1.1 m @ 0.44 g/t gold, 16.7 g/t silver for 0.8 g/t Au Eq.**
702214D	1.1	0.44	16.7	0.8	Hilos 0
Station 73: 1.0 m @ 0.04 g/t gold, 21.3 g/t silver for 0.4 g/t Au Eq.**
702215D	1.0	0.04	21.3	0.4	Hilos 0
Station 74: 1.8 m @ 0.06 g/t gold, 9.4 g/t silver for 0.2 g/t Au Eq.**
702216D	0.8	0.11	16.0	0.4	Hilos 0
702217D	1.0	0.03	4.2	0.1	Hilos 0
*Sampled width is true width with the exception of horizontal samples where true width is estimated between 80%-100%.
**Gold equivalent or Au Eq g/t is based on a silver:gold ratio of $27/$1420 with no adjustment for estimated metallurgical recoveries.

Hilos Level 1: Sample Stations Including Individual Samples

Sample Number	Sample width* (m)	Gold g/t	Silver g/t	Au Eq.** g/t	Sample Location
Station 01: 0.7 m @ 0.07 g/t gold, 25.9 g/t silver for 0.6 g/t Au Eq.**
702219D	0.7	0.07	25.9	0.6	Hilos 1
Station 02: 1.4 m @ 1.05 g/t gold, 138.0 g/t silver for 3.7 g/t Au Eq.**
702220D	1.4	1.05	138.0	3.7	Hilos 1
Station 03: 2.3 m @ 0.15 g/t gold, 39.1 g/t silver for 0.7 g/t Au Eq.**
702221D	1.0	0.05	21.7	0.5	Hilos 1
702222D	1.3	0.23	52.5	1.2	Hilos 1
Station 04: 2.4 m @ 2.70 g/t gold, 156.2 g/t silver for 5.7 g/t Au Eq.**
702223D	1.2	1.30	81.4	2.8	Hilos 1
702224D	1.2	4.10	231.0	8.5	Hilos 1
Station 05: 2.6 m @ 0.36 g/t gold, 82.7 g/t silver for 1.9 g/t Au Eq.**
702225D	0.8	0.15	80.8	1.7	Hilos 1
702226D	0.8	0.21	77.1	1.7	Hilos 1
702227D	1.0	0.64	88.8	2.3	Hilos 1

Station 06: 1.8 m @ 1.36 g/t gold, 633.7 g/t silver for 13.4 g/t Au Eq.**
702228D	0.6	1.72	359.0	8.6	Hilos 1
702230D	1.2	1.18	771.0	15.8	Hilos 1
Station 07: 2.2 m @ 1.28 g/t gold, 138.3 g/t silver for 3.9 g/t Au Eq.**
702231D	1.2	1.92	188.0	5.5	Hilos 1
702232D	1.0	0.51	78.7	2.0	Hilos 1
Station 08: 1.4 m @ 2.27 g/t gold, 185.0 g/t silver for 5.8 g/t Au Eq.**
702233D	1.4	2.27	185.0	5.8	Hilos 1
Station 09: 2.0 m @ 0.14 g/t gold, 34.9 g/t silver for 0.8 g/t Au Eq.**
702234D	0.9	0.07	39.6	0.8	Hilos 1
702235D	1.1	0.19	31.0	0.8	Hilos 1
Horizontal Sample 10: 1.1 m @ 3.16 g/t gold, 79.1 g/t silver for 4.7 g/t Au Eq.**
702236D	1.1	3.16	79.1	4.7	Hilos 1
Horizontal Sample 11: 1.5 m @ 0.30 g/t gold, 51.8 g/t silver for 1.3 g/t Au Eq.**
702237D	1.5	0.30	51.8	1.3	Hilos 1
Horizontal Sample 12: 3.2 m @ 2.78 g/t gold, 138.6 g/t silver for 5.4 g/t Au Eq.**
702238D	1.3	0.04	25.5	0.5	Hilos 1
702239D	1.9	4.65	216.0	8.8	Hilos 1
Horizontal Sample 13: 1.4 m @ 0.41 g/t gold, 90.9 g/t silver for 2.1 g/t Au Eq.**
702240D	0.4	0.83	183.0	4.3	Hilos 1
702241D	1.0	0.25	54.1	1.3	Hilos 1
Station 14: 2.5 m @ 0.23 g/t gold, 38.5 g/t silver for 1.0 g/t Au Eq.**
702244D	0.7	0.06	26.4	0.6	Hilos 1
702245D	1.2	0.14	35.0	0.8	Hilos 1
702246D	0.6	0.60	59.5	1.7	Hilos 1
Station 15: 2.4 m @ 1.15 g/t gold, 73.7 g/t silver for 2.6 g/t Au Eq.**
702247D	1.0	0.78	76.3	2.2	Hilos 1
702248D	1.4	1.42	71.8	2.8	Hilos 1
Station 16: 2.5 m @ 0.37 g/t gold, 38.6 g/t silver for 1.1 g/t Au Eq.**
702249D	1.0	0.68	38.6	1.4	Hilos 1
702250D	0.7	0.19	28.7	0.7	Hilos 1
702251D	0.4	0.11	39.9	0.9	Hilos 1
702252D	0.4	0.12	54.4	1.2	Hilos 1
Station 17: 1.7 m @ 3.36 g/t gold, 296.9 g/t silver for 9.0 g/t Au Eq.**
702253D	1.1	1.71	101.0	3.6	Hilos 1
702254D	0.6	6.38	656.0	18.9	Hilos 1
Station 18: 1.3 m @ 7.39 g/t gold, 1,205.0 g/t silver for 30.3 g/t Au Eq.**
702256D	1.3	7.39	1,205	30.3	Hilos 1
Station 19: 0.9 m @ 5.63 g/t gold, 145.0 g/t silver for 8.4 g/t Au Eq.**
702257D	0.9	5.63	145.0	8.4	Hilos 1

Station 20: 1.0 m @ 1.72 g/t gold, 175.9 g/t silver for 5.1 g/t Au Eq.**
702258D	0.5	2.96	288.0	8.4	Hilos 1
702259D	0.5	0.48	63.8	1.7	Hilos 1
Horizontal Sample 21: 2.1 m @ 0.15 g/t gold, 36.0 g/t silver for 0.8 g/t Au Eq.**
702260D	1.0	0.07	30.3	0.6	Hilos 1
702261D	1.1	0.23	41.1	1.0	Hilos 1
Station 22: 2.1 m @ 0.19 g/t gold, 37.5 g/t silver for 0.9 g/t Au Eq.**
702262D	1.0	0.27	45.0	1.1	Hilos 1
702263D	1.1	0.12	30.6	0.7	Hilos 1
Station 23: 1.3 m @ 0.93 g/t gold, 61.3 g/t silver for 2.1 g/t Au Eq.**
702264D	1.3	0.93	61.3	2.1	Hilos 1
Station 24: 1.5 m @ 4.67 g/t gold, 209.6 g/t silver for 8.7 g/t Au Eq.**
702265D	0.5	0.57	47.5	1.5	Hilos 1
702266D	0.5	13.2	554.0	23.7	Hilos 1
702267D	0.5	0.23	27.7	0.7	Hilos 1
Station 25: 1.5 m @ 2.78 g/t gold, 165.0 g/t silver for 5.9 g/t Au Eq.**
702269D	1.5	2.78	165.0	5.9	Hilos 1
Station 26: 2.0 m @ 11.89 g/t gold, 223.3 g/t silver for 16.1 g/t Au Eq.**
702270D	1.1	2.63	131.0	5.1	Hilos 1
702271D	0.9	23.2	336.0	29.6	Hilos 1
Station 27: 1.9 m @ 1.98 g/t gold, 144.4 g/t silver for 4.7 g/t Au Eq.**
702272D	1.0	0.19	47.4	1.1	Hilos 1
702273D	0.5	0.23	126.0	2.6	Hilos 1
702274D	0.4	8.63	410.0	16.4	Hilos 1
Station 28: 3.5 m @ 4.04 g/t gold, 142.6 g/t silver for 6.8 g/t Au Eq.**
702275D	1.1	0.49	38.1	1.2	Hilos 1
702276D	1.3	0.20	65.1	1.4	Hilos 1
702277D	0.4	32.7	818.0	48.3	Hilos 1
702278D	0.7	0.39	64.6	1.6	Hilos 1
Station 29: 2.2 m @ 0.83 g/t gold, 85.9 g/t silver for 2.5 g/t Au Eq.**
702279D	1.0	0.21	29.3	0.8	Hilos 1
702281D	0.7	2.08	169.0	5.3	Hilos 1
702282D	0.5	0.31	82.6	1.9	Hilos 1
Station 30: 2.6 m @ 0.29 g/t gold, 50.2 g/t silver for 1.2 g/t Au Eq.**
702283D	0.6	0.4	44.3	1.2	Hilos 1
702284D	0.8	0.20	39.3	0.9	Hilos 1
702285D	1.2	0.29	60.4	1.4	Hilos 1
Station 31: 1.3 m @ 0.31 g/t gold, 40.6 g/t silver for 1.1 g/t Au Eq.**
702286D	0.9	0.29	29.8	0.9	Hilos 1
702287D	0.4	0.35	64.9	1.6	Hilos 1

Station 32: 1.2 m @ 14.34 g/t gold, 509.2 g/t silver for 24.0 g/t Au Eq.**
702288D	0.5	1.81	97.9	3.7	Hilos 1
702289D	0.7	23.3	803.0	38.6	Hilos 1
Station 33: 1.5 m @ 5.26 g/t gold, 197.7 g/t silver for 9.0 g/t Au Eq.**
702290D	0.9	7.23	270.0	12.4	Hilos 1
702292D	0.6	2.31	89.2	4.0	Hilos 1
Station 34: 1.5 m @ 3.79 g/t gold, 196.3 g/t silver for 7.5 g/t Au Eq.**
702293D	0.9	6.16	291.0	11.7	Hilos 1
702294D	0.6	0.25	54.2	1.3	Hilos 1
Horizontal Sample 35: 1.8 m @2.01 g/t gold, 102.5 g/t silver for 4.0 g/t Au Eq.**
702295D	0.4	0.14	54.4	1.2	Hilos 1
702296D	0.9	1.36	51.3	2.3	Hilos 1
702297D	0.5	4.68	233.0	9.1	Hilos 1
*Sampled width is true width with the exception of horizontal samples where true width is estimated between 80%-100%.
**Gold equivalent or Au Eq g/t is based on a silver:gold ratio of $27/$1420 with no adjustment for estimated metallurgical recoveries.